Pernod Ricard

04 FEB 12 AM 7:21

February 5th, 2004

82-3361

AP/CE/40.2004

SUPPL

SECURITIES & EXCHANGE COMMISSION
Office of International Corporate Finance
450 Fifth Street, N.W.
WASHINGTON, D.C. 20549
USA

04012809

For the attention of Mrs Felicia KUNG

Subject : Exemption Request for ADR's under Rule 12g3-2 (b)

Dear Mrs KUNG,

You will find, here enclosed, a press-release concerning our Company and delivered to the French Market.

Wishing you a good receipt of this document,

PROCESSED
FEB 19 2004
THOMSON FINANCIAL

Yours sincerely,

Antoine PERNOD

dw 2/13

Encl. : 3 pages

Pernod Ricard

Pernod Ricard: 2003 Sales Revenue

- **Wines & Spirits: +8.1% internal growth**
- **Upward revision of financial results guidance**

Paris, 5 February 2004 – At 31 December 2003, the Wines & Spirits Sales revenue of Pernod Ricard was 3,419 M€. This represents significant currency effect of -8,3% and excellent internal growth of +8.1% (double that of last year). This growth is due to good performance by the majority of both global and local brands in the various regions of the world.

Rejuvenation of Chivas and Martell
With volume increases of +7% and +8% respectively, these two brands showed renewed growth. This revival was led in Asia, which is becoming the premier region for Chivas, and in Europe.

Dynamism of the growth drivers
These have continued their rapid development due to growth in American and European markets: Jacob's Creek (+14%), Havana Club (+11%), Jameson (+8%), Amaro Ramazzotti (+9%), The Glenlivet (+7%).

Europe (excluding France): internal growth +4.7%
With 40% of the Group's sales, this region grew due to the markets of southern Europe (Italy, Greece), the UK, and strong development in Czech Republic and Russia. Ireland and Poland were affected by an unfavourable environment and sales declined.

Performance of the Americas: internal growth +12.4%
This region, which accounts for 22% of the Group's sales, showed remarkable commercial results: in the USA Seagram's Gin (+1%), successful launching of Seagram's Vodka, and continued strong growth by Jameson (+18%), Jacob's Creek (+26%) and The Glenlivet (+6%). A revival was seen in Venezuela, Argentina and Cuba.

Expansion in Asia/Pacific: internal growth +17.9%
Spectacular growth was made in this zone, which now represents 21% of the Group's activity, particularly in China, Thailand, India and Taiwan. The main beneficiaries were Chivas, Martell, Royal Salute, 100 Pipers and the local brands. Japan and Korea, on the other hand, remain depressed.

Depression of the French market: internal growth -1.1%
The volumes for Ricard (-5%), Pastis 51 (-7%) and Clan Campbell (-5%), although improved in the second half of the year, suffered from the depression of the French market. Against this difficult background, the Group has maintained its market share. France today accounts for 17% of the turnover of Pernod Ricard.

Consolidated sales revenu
The consolidated annual turnover was 3,534 M€, compared with 4,836 M€ for last year. This illustrates Pernod Ricard's withdrawal from its non Wines & Spirits activities.

Conclusion

Patrick Ricard, Chairman and Chief Executive, expressed his great satisfaction: *"I am pleased with the commercial results for 2003, and particularly with our performance on Chivas and Martell."*
"We will exceed the guidance for internal growth in net operating result which we previously announced to the market." He added: *" Despite unfavourable currency effects we anticipate a growth of our profit before tax & exceptional of around 5 %.*
2003 saw the continuation of a rapid reduction in the Group's indebtedness."

Contacts
Francisco de la VEGA / Communications Director Tel.: +33 (0)1 41 00 40 96
Patrick de BORREDON / Investor Relations Director Tel.: +33 (0)1 41 00 41 71
Florence TARON / Head of Press Relations Tel.: +33 (0)1 41 00 41 88

For more information on Pernod Ricard, please visit
www.pernod-ricard.com
NB: Next press release: 18 March 2004; Annual financial results

Appendices

Sales split as at 31 December 2003 (€ millions)

(M Euros)	31/12/2002		31/12/2003		Change		Organic growth		Currency impact		Total Perimeter impact	
Total Wine & Spirits	3 408	70%	3 419	97%	11	0,3%	275	8,1%	-283	-8,3%	19	0,5%
Total Other Business	1 428	30%	115	3%	-1313	-91,9%	-9	-0,6%	-1	-0,1%	-1303	-91,3%
Total Group	**4 836**	**100%**	**3 534**	**100%**	**-1 302**	**-26,9%**	**267**	**5,5%**	**-284**	**-5,9%**	**-1284**	**-26,6%**

Wines & Spirits sales split as at 31 December 2003 (€ millions)

(M Euros)	31/12/2002		31/12/2003		Change		Organic growth		Currency impact		Total Perimeter impact	
Wine & Spirits France	592	17%	581	17%	-12	-2,0%	-6	-1,1%	0	0,0%	-5	-0,9%
Wine & Spirits Europe	1 330	39%	1 360	40%	30	2,2%	62	4,7%	-47	-3,5%	14	1,1%
Wine & Spirits Americas	835	25%	770	22%	-64	-7,7%	103	12,4%	-164	-19,7%	-3	-0,4%
Wine & Spirits ROW	651	19%	708	21%	57	8,8%	117	17,9%	-72	-11,1%	13	1,9%
Total Wine & Spirits	**3 408**	**100%**	**3 419**	**100%**	**11**	**0,3%**	**275**	**8,1%**	**-283**	**-8,3%**	**19**	**0,5%**

Growth by key brands as at 31 December 2003

(Mc9L)	VOL 2003	2003/2002	H1	H2
Jacob's Creek	6,7	14%	11%	15%
Ricard	6,2	-5%	-9%	-1%
Seagram's gin	3,3	3%	1%	4%
Chivas Regal	2,9	7%	4%	8%
Havana Club	1,9	11%	4%	17%
Pastis 51	1,9	-7%	-12%	-2%
Jameson	1,6	8%	7%	8%
Clan Campbell	1,5	-5%	-9%	0%
Amaro Ramazzotti	1,2	9%	16%	3%
Martell	1,1	8%	9%	7%
Wild Turkey	0,7	0%	-1%	1%
The Glenlivet	0,4	7%	3%	10%
12 Key Brands	**29,4**	**3,6%**	**0,2%**	**6,4%**

Spirits	**5%**
ABV and wines	**7%**

Currency impact Wines & Spririts

		Change	Currency impact (M€)	Currency impact (%)
US Dollar US and ass.	USD	-20%	-150	53%
Sterling Pound	GBP	-10%	-30	11%
Thai Bath	THB	-40%	-14	5%
Real (Brazil)	BRL	-24%	-14	5%
Bolivar Venezuela	VEB	-63%	-25	9%
Other Currencies			-51	18%
Total			**-283**	**100%**